November 2010

Pricing Sheet dated November 23, 2010 relating to
Preliminary Terms No. 568 dated October 28, 2010 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Currencies

Currency-Linked Partial Principal at Risk Securities due May 22, 2015
Based on the Performance of a Basket of Five Currencies Relative to the U.S. Dollar
Brazilian real + Canadian dollar + Norwegian krone + Russian ruble + South African rand
PRICING TERMS – NOVEMBER 23, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$7,500,000
Issue price:	$1,000 per security (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per security
Pricing date:	November 23, 2010
Original issue date:	November 29, 2010 (3 business days after the pricing date)
Maturity date:	May 22, 2015
Minimum payment amount:	$900 per security (90% of the stated principal amount)
Interest:	2.00% per annum
Interest payment period:	Semi-annually
Interest payment dates:
Each May 22 and November 22, beginning May 22, 2011, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Basket:
The basket consists of three emerging markets currencies and two developed market currencies (equally weighted among themselves) valued relative to the U.S. dollar (each a “basket currency”), as follows:

	Basket Currencies	Weighting	Initial Exchange Rate	Reference Source
	Brazilian real (“BRL”)	20%	1.7336	Reuters page “BRFR”
	Canadian dollar (“CAD”)	20%	1.02105	Reuters page “WMRSPOT09”
	Norwegian krone (“NOK”)	20%	6.0906	Reuters page “WMRSPOT06”
	Russian ruble (“RUB”)	20%	31.2635	Reuters page “EMTA”
	South African rand (“ZAR”)	20%	7.0735	Reuters page “ECB37”
Payment at maturity:
If the basket appreciates relative to the U.S. dollar (i.e. the basket performance is positive):
$1,000 + supplemental redemption amount
If the basket depreciates or does not appreciate relative to the U.S. dollar (i.e. the basket performance is zero or negative):
$1,000 + ($1,000  x   basket performance), subject to the minimum payment amount
If the basket depreciates, the basket performance will be negative and the payment at maturity will be less than the stated principal amount of $1,000 per security by an amount that is proportionate to the percentage depreciation of the basket.  However, under no circumstances will the payment at maturity be less than the minimum payment amount of $900 per security.

Supplemental redemption amount:	$1,000 times the basket performance times the participation rate.
Basket performance:	Sum of the currency performance values of each of the basket currencies
Participation rate:	100%
Currency performance:
With respect to each basket currency:
 (initial exchange rate / final exchange rate) – 1
Under the terms of the securities, a positive currency performance means the basket currency has appreciated relative to the U.S. dollar, while a negative currency performance means the basket currency has depreciated relative to the U.S. dollar.

Currency performance value:	With respect to each basket currency, the weighted percentage appreciation or depreciation of such basket currency as represented by the following formula: currency performance x weighting
Initial exchange rate:	With respect to each basket currency, the exchange rate on the pricing date. See “Basket—Initial Exchange Rate” above.
Final exchange rate:	With respect to each basket currency, the exchange rate on the valuation date
Exchange rate:	With respect to each basket currency, the rate for conversion of units of such basket currency into one U.S. dollar, as determined by reference to the applicable reference source described herein.
Valuation date:	May 19, 2015
CUSIP / ISIN:	617482KD5 / US617482KD50
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per security	100%	3.00%	97.00%
Total	$7,500,000	$225,000	$7,275,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $990.00 per security.  Please see “Syndicate Information” on page 9 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.00% for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 568 dated October 28, 2010
Prospectus Supplement dated October 27, 2010
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.